# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INNO HOLDINGS INC., CIK 0001961847
CUSIP: 4576JP109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2465 FARM TO MARKET 359 SOUTH, 2465 FARM TO MARKET 359 SOUTH, BROOKSHIRE, Texas (TX), 77423
Date of event which requires filing of this statement: 01/02/2025
Amends the filing with accession number 0001493152-24-035926
Filed by CIK 0002034128
Persons authorized to receive notices and communications: Jia Zhang, 14738 SW 23rd Street, Miami, Florida (FL), 33185, 6266208008

## Reporting persons
- West Lake Club Inc. (CIK 0002034128): type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 6,400,000; sole dispositive power 0; shared dispositive power 6,400,000; aggregate amount beneficially owned 6,400,000 (20.9% of the class)
- Jia Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 6,400,000; sole dispositive power 0; shared dispositive power 6,400,000; aggregate amount beneficially owned 6,400,000 (20.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: INNO HOLDINGS INC.
Address of issuer's principal executive offices: 2465 FARM TO MARKET 359 SOUTH, 2465 FARM TO MARKET 359 SOUTH, BROOKSHIRE, Texas (TX), 77423

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by West Lake Club Inc. and Jia Zhang (the Reporting Persons).
Residence or business address: The business address of the Reporting Persons is 14738 SW 23rd Street, Miami, FL 33185.
Present principal occupation or employment: The principal business of West Lake Club Inc. is to empower small and medium-sized enterprises by providing comprehensive educational services. Its principal address is 14738 SW 23rd Street, Miami, FL 33185. Jia Zhang's present principal occupation is the President of West Lake Club Inc.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: West Lake Club Inc. is a Florida non-profit corporation. Jia Zhang is a citizen of China and a permanent resident of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 31, 2024, West Lake Club Inc. received 6,400,000 shares of Common Stock as a charitable donation from Dekui Liu, the former Chief Executive Officer of the Issuer, pursuant to a Stock Transfer Agreement, dated May 31, 2024, by and between the West Lake Club Inc. and Dekui Liu.

The foregoing description of the Stock Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 1.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Either or both of the Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, acquire or seek to acquire additional Common stock either in the open market or in private transactions, or dispose of or seek to dispose of or a portion of such Common Stock now owned or hereafter acquired. In addition, the Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or make proposals to the Board of the Issuer, other stockholders of the Issuer, and/or third parties or (ii) encourage, cause or seek to cause the Issuer or any of such persons to consider or explore extraordinary corporate transactions involving the Issuer, including, among other things, a merger, reorganization, consolidation, or other take-private transaction that could result in the delisting or deregistration of the Common Stock, sales or acquisition of assets or businesses, joint ventures, changes to the capitalization or dividend policy of the Issuer, or other material changes to the business or capital or governance structure of the Issuer. Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer will be dependent upon the review of numerous factors of the Reporting Persons, including, but not limited to: an ongoing evaluation of the business, financial condition, operations and prospects of the Issuer; price levels of the Issuer securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof and as more fully described in Item 3 above, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 6,400,000 shares of Common Stock, representing 20.935% of the issued and outstanding shares of Common Stock based on 3,057,043 shares of common stock shares of Common Stock outstanding as of December 3, 2024 as set forth in the From 10-K of the Issuer, as filed with the Securities and Exchange Commission on December 9, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof and as more fully described in Item 3 above, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 6,400,000 shares over which they have shared voting and dispositive power.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in the securities of the Issuer within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 6, 2024, West Lake Club Inc. entered into an agreement to sell 640,000 shares of Common Stock to various investors, subject to a number of material and yet to be completed closing conditions. The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement attached as Exhibit 2.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any Reporting Person and any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Stock Transfer Agreement, dated May 31, 2024, by and between the West Lake Club and Dekui Liu.

Exhibit 2 Securities Purchase Agreement, dated September 6, 2024, by and among West Lake Club, various Investors and other parties thereto*.

Exhibit 3 Response to SEC Inquiry dated January 2, 2025

*Exhibits and Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any such omitted Exhibit or Schedules to the Securities and Exchange Commission upon request.

## Signatures
- West Lake Club Inc.: Jia Zhang, President (01/22/2025)
- Jia Zhang: Jia Zhang, Jia Zhang (01/22/2025)